MONTHLY REPORT - October, 2010
                             Global Macro Trust

                        STATEMENT OF INCOME AND EXPENSE



                                                    This Month    Year to Date

Income:
   Gain (loss) on trading of futures, forward
      and option contracts:
      Realized gain (loss) on closed contracts    $  27,508,809	    48,081,371

   Change in unrealized gain (loss) on open             114,393     48,032,114
         contracts

   Net gain (loss) from U.S. Treasury
      obligations:
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.         42,129        100,224
         Treasury obligations

    Interest income                                     220,215      2,782,402

    Foreign exchange gain (loss) on margin               62,558        203,204
       deposits
                                                   ------------   ------------
Total: Income                                        27,948,104     99,199,315

Expenses:
   Brokerage commissions                              4,865,354     47,762,226

   Management fee                                        18,353         98,840

   20.0% New Trading Profit Share                        64,060        156,747

   Custody fees                                               0        122,409

   Administrative expense                               190,060      1,899,847
                                                   ------------   ------------
Total: Expenses                                       5,137,827     50,040,069

Net Income (Loss) - October, 2010                 $  22,810,277     49,159,246

                  STATEMENT OF CHANGES IN NET ASSET VALUE


                                      Managing        Unit
                                       Owner         Holders          Total
Net Asset Value (686,730.996       $ 11,839,839     844,837,132    856,676,971
   units) at September 30, 2010
Addition of 3,778.067 units on                0       4,759,180      4,759,180
   October 1, 2010
Redemption of (9,021.346) units      (1,700,000)     (9,845,248)   (11,545,248)
   on October 31, 2010+
Net Income (Loss) - October, 2010       378,815      22,431,462     22,810,277
                                   -------------  -------------   ------------

Net Asset Value at October 31,
2010 (681,691.140 units inclusive
of 203.423 additional units)	   $ 10,518,654     862,182,526    872,701,180
                 	           =============  =============  =============

		  GLOBAL MACRO TRUST OCTOBER 2010 UPDATE

            October   Year to Date     Net Asset                    Net Asset
Series       ROR          ROR       Value per Unit      Units        Value
--------- ----------  ------------  --------------   -----------  -------------
Series 1     2.62%         5.59%      $   1,279.77   673,451.402  $ 861,863,322
Series 2     2.43%         2.78%*     $   1,313.60        71.686  $      94,167
Series 3     2.45%         7.69%      $   1,315.33     8,168.052  $  10,743,691

*Year to Date ROR for Series 2 Units is from April 1, 2010, the date such units were first issued.


+ Series 1 Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


To the best of my knowledge and belief,
the information contained herein is
accurate and complete.

   /s/ Harvey Beker
   Harvey Beker, Co-chief Executive Officer
   Millburn Ridgefield Corporation
   Managing Owner
   Global Macro Trust




			   Millburn Ridgefield Corporation
				411 West Putnam Avenue
				Suite 305 Greenwich
			       Connecticut 06830-6233



				 November 8, 2010


Dear Investor:

The strong equity markets/weak dollar scenario continued to play out in October, as did the bull market in precious metals and a number of agricultural commodities. These trends generated the month's profits. Small losses accrued from energy where prices were range-bound, and interest rate futures trading where rates edged up in some markets. Still, interest rates remain the most profitable portfolio sector year-to-date.

In October supply/demand factors were of paramount importance in agricultural markets, although a weak dollar added support to the prices of dollar-denominated commodities. Weather related crop disruptions, low inventories and export curbs coupled with strong demand resulted in profits on long positions in cotton, arabica coffee, sugar, corn, wheat, soybeans, soybean oil and soybean meal.

Precious metals, particularly silver, continued to forge ahead, although with volatility, propelled by the weak dollar and the notion that paper currencies are in a competitive devaluation environment. The likely resumption of quantitative easing by the Federal Reserve has tended to further weaken the dollar, strengthen commodity prices and raise concern that the seeds of future inflation are being planted.

An increase in confidence in the world economy and anticipation of quantitative easing in the U.S. supported commodity oriented and emerging markets currencies against the dollar. Long positions in the Australian and New Zealand dollars, Indian rupee, Mexican peso, Singapore dollar and Turkish lira were profitable, as was a long position in the yen notwithstanding negligible interest rates, a humdrum economy, and a falling stock market.

The U.S. equity markets continued to march ahead in October on an improved view of the world economy and a perception that interest rates will remain low and a weak dollar may aid the economy. Long positions in U.S. indices and indices in Germany, Canada, China and South Africa were profitable.

In the interest rate futures markets, profits generated on long positions in U.S. Treasury notes and short-term eurodollar deposits were outweighed by losses on long positions in German, British and Australian interest rate futures and U.S. Treasury 30-year bonds where rates ticked up.

					Very truly yours,

					Millburn Ridgefield Corporation
					 Harvey Beker, co-Chairman
					 George E. Crapple, co-Chairman